

William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Re: The Greater China Fund, Inc. (the "Fund")
      File Numbers 811-06674 & 333-163745

Dear Mr. Farrar:

On December 16, 2009, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). The Fund is a closed-end investment company registered under Investment Company Act of 1940 ("1940 Act"). The filing was made to register shares of common stock issuable upon the exercise of rights, at the lower of an average market price and net asset value.

Our comments regarding the filing are set forth below.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- define the term "us" and any similar terms used therein,
- explain the meaning of the following clause "re-pricing of credit risk in the broadly syndicated loan market,"
- explain the phrase "subject to certain limitations and subject to allotment," and
- reformat the disclosures appearing in all capital letters under the caption "Taxation", as well as any similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold).

2.   Indicate to the staff whether the Fund has considered the factors and made the determination required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to the contemplated rights offering. In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff's view that there should be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds." Further, to the extent such offering is made below net asset value, your response should be consistent with an understanding that it is designed for exceptional and not routine circumstances.

In this connection, the release indicates that transferable rights offerings are truly exceptional, that the exception permitting them is to be construed narrowly, and that directors must make a determination that there is a reasonable likelihood that existing shareholders will exercise a very substantial majority of the rights. Explain to the staff the manner in which this offering is structured consistent with this required determination.

With respect to the Fund's intention to list the rights for trading on the NYSE, disclose the risks involved if they are not registered.

3.   We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

Facing Page

4.   Confirm that the price per unit includes sales loads in the calculation of proposed maximum offering price.

5.   If an overallotment of shares is included in the shares that may be offered, explain the circumstances of any such plan to the staff.

Prospectus Cover

6.   The bold sentence in the first paragraph states: "The subscription price per share will be [   ]% of the lower of (i) the average of the last reported sale prices of a share of our common stock on the NYSE on the date on which the offer expires, as such date may be extended (the expiration date), and the four preceding business days and (ii) the net asset value per share of our common stock as of the close of business on the expiration date." (Emphasis added.) The table at the bottom of the page suggests that this price will include the sales load. Revise the disclosure throughout the prospectus to clarify the composition of the Fund's subscription price per share.

With respect to the same sentence, clarify whether the underlined disclosure will reflect the closing price on these days.

The bold sentence suggests that the subscription price may be the Fund's net asset value per share. Disclosure in the fourth paragraph indicating that the offer will result in an immediate dilution of net asset value, suggest that the subscription will be below net asset value. Please clarify the disclosure of this matter.

7.   The following clauses appear on the cover and in the summary, respectively: "As of the date of this preliminary prospectus, our Board of Directors had not yet considered or approved the offer," and "Our Board of Directors has not yet considered or approved the offer. (Emphasis added.) We will only make the offer if our Board of Directors determines that the offer would be in our best interest and in the best interest of our shareholders." Please explain to the staff the meaning of the phrase the board has "not yet considered" the offer.

8.   Disclosure on the cover notes that shareholders will experience immediate price dilution. As appropriate, add disclosure noting that shareholders may experience voting dilution as well. Note also that any future offerings below net asset value will likely add to the price dilution.

In addition to the above, with respect to the dilutive effect of this offering, add or address the following: i) an example which illustrates the dilutive effect of an offering below net asset value, ii) indicate whether the Fund has an aggregate ceiling on the amount of discount shareholders may expect to experience in connection with this offering, iii) disclose that a sale of common stock below net asset value dilutes existing shareholders, causes the net asset value of the Fund to drop, and has the effect of reducing the market price of shares, and iv) if applicable, advise the staff whether the Fund could be simultaneously selling below net asset value and making a distribution consisting of, in whole or in part, a return of capital.

9.   Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the 1940 Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

10.   A caption in the table refers to the "Estimated Sales Load." Explain why this information is estimated, the footnote suggests it's a set percentage.

11.   The penultimate sentence of footnote 2 contains the following: "The Fund and its investment manager have agreed to indemnify the dealer manager or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended." (Emphasis added.) Indicate to the staff the type of liabilities referred to by the underlined clause.

Prospectus

12.   Disclosure under the caption "Prospectus Summary – The Offer – Purpose of the Offer" states that: "The offer seeks to provide an exclusive opportunity to existing shareholders to purchase shares at a discount to both the market price and net asset value (subject to the sales load described in this prospectus)." Disclosure elsewhere in the document refers only to shares being sold at a price below net asset value. The formula suggests it will be a percent of the lower of market or net asset value. Clarify whether the Fund intends to sell shares at a price below market. If so, conform the disclosure on this point throughout the filing.

The last sentence of the paragraph discusses the benefits to be derived from the offering. Add disclosure which discusses the inherent conflict of an offer below net asset value for the Fund's adviser and its affiliates.

13.   The next sub-caption discusses the Fund's policy regarding the issuance of fractional shares. Disclose the policy applicable to shareholders who hold two or more accounts and whether they may combine their fractional interest across such accounts. For example, shareholders may hold shares in retail, retirement, dividend reinvestment, or an UGMA account, or they may hold through a nominee.

14.   Revise the first paragraph of the discussion captioned "Prospectus Summary – The Offer – Use of Proceeds" to add sales loads to the list of items deducted in determining the proceeds to the Fund.

15.   Revise the fee table consistent with the following:

- confirm the Fund had no outstanding preferred securities during the period covered by the table,
- provide the date of the information included in the table,
- in light of the Fund's planned investments in other investment companies, including the China A Fund, add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the amount of AFFE is below one basis pint and is included in "other expenses,"
- Footnote 1 discloses that "We have also agreed to reimburse the dealer manager for a portion of its reasonable out-of-pocket expenses up to an aggregate of $[   ]. In addition, we have agreed to pay fees to the subscription agent and the information agent estimated to be $[   ] and $[   ], respectively, inclusive of out-of-pocket expenses." Explain where this is shown in the fee table, and
- revise footnote 4 to disclose the amount of leverage (borrowings) of the Fund.

16.   If available, update the financial statements referenced under the caption "Financial Highlights."

17.   The substance of the discussion in the fourth and fifth paragraphs under the caption "Investment Objective and Policies" should be added to the summary.

The last sentence of the fifth paragraph states the following: "To achieve exposure to the "A" share market The Greater China Fund will invest through the investment manager's China "A" share investment fund." Explain to the staff how this works, including the current status of the Fund's investments via this arrangement. Further, advise the staff regarding any authority or relief obtained permitting the Fund to engage in investment activity in this manner.

18.   Revise the discussion captioned "Recent Developments in Financial Markets and Impact on the Fund" so as to indicate that the regulation of these markets and participants therein, may change as a result of the turmoil.

19.   The discussion captioned "Enforceability of Civil Liabilities" discloses among other things that: "Some of our directors and officers reside . . . outside the United States, and none of our directors and officers living outside the United States have appointed an agent for service of process in the United States. In addition, our investment manager is a Hong Kong corporation. It may not be possible, therefore, for investors to effect service of process within the United States upon these directors or officers or the investment manager . . ." Explain to the staff why these officers and agents have not designated an agent.

20.   The discussion captioned "Distribution Arrangements" employs the term "dealer manager." Explain to the staff why the term "underwriter" is not used in this instance, i.e., why this entity is not deemed to be an underwriter.

21.   With respect to the disclosure captioned "Description of Capital Stock – Control Share Acquisition," it is the view of the staff that certain provisions of the Maryland Control Share Statute may be inconsistent with §18(i) of the 1940 Act. The Fund should add disclosure consistent with the staff's position and indicate that it will not implement or rely on the statute without the consent of the staff.

22.   Revise the discussion captioned "Special Note Regarding Forward-Looking Statements" so as to clarify that any forward-looking statement contained in the prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.

Statement of Additional Information

23.   Revise the discussion captioned "Management of the Fund" so as to clearly designate in each instance of a table or listing of directors, such directors as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

24.   Disclosure captioned "Portfolio Manager" states that: "Portfolio Managers are compensated via his/her annual salary plus potential for a performance bonus if the majority of the funds managed by the Portfolio Managers and his/her team achieved their excess returns objectives." (Emphasis added.) If compensation is based on performance determined or measured relative to a benchmark, identify the benchmark and disclose the measuring period to be used to determine compensation.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Monday, January 25, 2010